Exhibit 99.13

NEO Exchange: NETZ

FSE: M2Q

NEWS RELEASE

CARBON STREAMING CLOSES MARVIVO BLUE CARBON

CREDIT STREAM AGREEMENT

World-Class Project Diversifies Portfolio by Adding Blue Carbon Credits

TORONTO, ONTARIO, November 18, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to confirm that it has closed the previously announced blue carbon credit streaming agreement with MarVivo Corporation for the MarVivo Blue Carbon Conservation Project (“MarVivo Project”) in Magdalena Bay, Mexico. This marks the third carbon credit stream across three continents, each in various stages of development, and exemplifies the kind of breadth the Company seeks in developing a diversified portfolio of high-quality carbon credits.

Transaction Highlights:

●	Upfront cash investment of US$6 million (“Upfront Deposit”), with US$2.0 million initial investment into MarVivo Corporation, paid in cash on closing, followed by four separate US$1.0 million investments at specific project milestones during development, implementation, validation and verification by Verra.
●	Upon payment of the Upfront Deposit, Carbon Streaming will have the right to purchase the greater of 200,000 credits or 20% of the annual verified carbon credits from the MarVivo Project each year.
●	In addition to the Upfront Deposit, the Company will make ongoing payments to MarVivo Corporation for each carbon credit sold under the carbon stream.
●	The first delivery of carbon credits is expected to occur in the first half of 2023.

“We are thrilled to have closed this investment into the exceptional MarVivo Project, our first of many blue carbon credit projects to come,” explained Carbon Streaming’s CEO Justin Cochrane. “We remain focused on executing our ambitious plans to move extraordinary carbon credit projects from pipeline to portfolio to production, protecting these beautiful marine ecosystems and the surrounding communities that depend upon them while fighting climate change.”

As detailed in the May 17, 2021 news release, the Company intends to invest US$6 million to implement the proposed MarVivo Project in Baja California Sur, Mexico, focused on the conservation of mangrove forests and their associated marine habitat. The project is anticipated to be one of the largest blue carbon conservation projects in the world and once implemented will reduce estimated emissions by 26 million tonnes of carbon dioxide equivalent (CO2e) over 30 years by conserving and sustainably managing approximately 22,000 hectares of mangroves and 137,000 hectares of its marine environment across Baja’s largest mangrove forest.

More information on the MarVivo Blue Carbon Project can be found on the project’s website here.

About the MarVivo Blue Carbon Conservation Project

The MarVivo Blue Carbon Conservation Project is being developed by Fundación MarVivo Mexico, A.C. and MarVivo Corporation in partnership with Mexico’s National Commission for Protected Natural Areas (CONANP). The non-profit group NAKAWE Project and the local communities of San Carlos (population ~5,000) and Lopez Mateos (population ~3,000), are also involved in the project. It is anticipated that the project will be certified through the Verified Carbon Standard (VCS), the Climate, Community & Biodiversity Standard (CCB) and the Sustainable Development Verified Impact Standard (SDVista), all of which are administered by Verra.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements and figures with respect to the estimation of future carbon credit generation and GHG emission reductions at the MarVivo Project; expected certification standards; and future carbon investments) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.